UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K/A
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ________ to ________

Commission file number 1-2328
_____________________

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GATX Corporation Hourly Employees Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GATX Corporation
233 South Wacker Drive
Chicago, Illinois 60606-7147

Explanatory Note

Ernst & Young LLP ("EY"), the independent registered public accounting firm which audited the GATX Corporation Hourly Employees Retirement Savings Plan (the "Plan") recently advised the Benefits Committee and management of GATX Corporation that for the years ended December 31, 2019, 2020 and 2021, EY's lead audit partner lacked the required license to issue the auditor's report. EY subsequently assigned a different partner to perform the role of lead audit partner with respect to such audits and concluded that no changes to the previously issued financials statements were necessary. EY has also concluded that it is capable of exercising objective and impartial judgment with respect to these audits. The Benefits Committee has reviewed the matter and concurs with EY's conclusions. The Plan is filing this Form 11-K/A for the fiscal year ended December 31, 2019 to include the financial statements for such fiscal year that have been audited by the new lead audit partner.

GATX Corporation Hourly Employees Retirement Savings Plan

Report of Independent Registered Public Accounting Firm

To the Plan Participants, the Plan Administrator and the Benefits Committee of GATX Corporation Hourly Employees Retirement Savings Plan
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of GATX Corporation Hourly Employees Retirement Savings Plan (the Plan) as of December 31, 2019 and 2018, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2019 and 2018, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Schedule
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2019 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ernst & Young LLP

We have served as the Plan’s auditor since at least 1999, but we are unable to determine the specific year.
Chicago, Illinois
June 21, 2023

EIN 36-1124040
Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31
	2019	2018
Assets
Plan interest in the GATX Corporation Master Trust	$16,646,418	$13,374,800
Notes receivable from participants	1,357,915	1,315,015
Employer contribution receivable	81,192	70,648
Net assets available for benefits	$18,085,525	$14,760,463

The accompanying notes are an integral part of these statements.

EIN 36-1124040
Plan #004

GATX Corporation Hourly Employees Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2019	2018
Additions
Net investment income (loss) from plan interest in the GATX Corporation Master Trust	$2,974,134	$(511,282)
Contributions
Employer contributions	534,703	495,100
Participant contributions	1,326,006	1,186,397
Total contributions	1,860,709	1,681,497
Interest income on notes receivable from participants	67,973	57,275
Total additions	4,902,816	1,227,490
Deductions
Participant distributions and withdrawals	1,567,230	958,091
Administrative fees	10,524	10,281
Total deductions	1,577,754	968,372
Net increase	3,325,062	259,118
Net assets available for benefits at beginning of year	14,760,463	14,501,345
Net assets available for benefits at end of year	$18,085,525	$14,760,463

The accompanying notes are an integral part of these statements.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements

1. Description of the Plan
The following description of the GATX Corporation (GATX or the Company) Hourly Employees Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined-contribution plan, established January 1, 1994, for hourly union employees of GATX, who have completed at least 520 hours of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Fidelity Management Trust Company has been appointed trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Plan participant.
Contributions
Each year, participants may make basic contributions of 1% to 50% of eligible pretax compensation, as defined in the Plan, and participants who have attained the age of 50 before the close of the plan year may make additional catch-up contributions of 1% to 25% of eligible pretax compensation. Participants may also contribute amounts representing distributions from other qualified defined-benefit or defined-contribution plans. Participant contributions are made through payroll deductions and are recorded in the period the deductions are made.
For participants at various union locations and depending on the terms of the applicable collective bargaining agreement, the Company may contribute on behalf of the participants a matching contribution of $0.50 for each $1.00 contributed by a participant, up to 6% of the participant's eligible compensation contributed to the Plan. For 2019 and 2018, the Company made matching contributions at this level. At its discretion, the Company may make an additional matching contribution for eligible participants. Certain maritime employees, as defined by the Plan, are not eligible for this matching contribution. Rather, such maritime employees who are credited with 125 days of service and meet certain criteria are eligible for a profit sharing contribution equal to 5% of their base pay for the applicable sailing season.
All contributions are made in cash and are deposited weekly. All contributions are subject to certain limitations of the Internal Revenue Code of 1986, as amended (the Code).
Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's contributions, and an allocation of the Plan's earnings or losses. Allocations are based on account balances (as defined). The benefit to which a participant is entitled is that which can be provided from the participant's account. All participant and Company contributions are participant-directed into various investment options and investment allocations may be changed on any business day.
Participants are not able to make new investments in the GATX common stock fund. A participant may divest any portion of his or her existing account balance in the GATX common stock fund and reinvest such amounts in any other plan investment option. Restrictions may apply to a participant’s ability to transfer account balances from the GATX common stock fund pursuant to the Company’s insider trading policy.

Vesting
Participants are immediately 100% vested in their account balances.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
Participant Distributions and Withdrawals
In the event of retirement (as defined), death, permanent disability, or termination of employment, the balance in the participant's account, less any outstanding loan balances, will be distributed as soon as practicable after the participant's end of service. However, if a participant’s account balance exceeds $1,000, no distribution shall be made without the written consent of the participant or designated beneficiary. If the participant or designated beneficiary does not consent, then distribution will be deferred until any subsequent date elected by the participant, provided that benefit payments shall begin no later than age 70 1/2. In-service withdrawals are available to participants in the case of financial hardship (as defined). The Plan also allows for age 59 1/2 withdrawals (as defined).

Administrative Expenses
It is the intent of the Company to pay the administrative expenses of the Plan, but if the Company fails to make the payments, or so directs, there may be a charge against the Plan for these expenses.
Participant Loans
A participant may borrow an amount up to the lesser of $50,000 or 50% of the participant's account balance. Such loans, which are payable over a term specified by the Plan, bear interest at a reasonable rate and are secured by the participant's account balance in the Plan.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants remain 100% vested in their account balances.
2. Significant Accounting Policies
Basis of Presentation
The accompanying financial statements were prepared on the accrual basis in accordance with U.S. Generally Accepted Accounting Principles (GAAP).
Accounting Changes
In July 2018, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2018-09, Codification Improvements, which, among other things, amends an illustrative example of a fair value hierarchy disclosure to indicate that a certain type of investment should not always be considered to be eligible to use the net asset value per share practical expedient. Also, it further clarifies that an entity should evaluate whether a readily determinable fair value exists or whether its investments qualify for net asset value per share practical expedient in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement. The new guidance affects the fair value disclosures, but does not change the fair value measurement of the investments. The amended guidance, which is to be applied prospectively, was effective for the Plan in 2019. The Plan adopted this guidance as of January 1, 2019, and the related disclosures have been revised to reflect these changes.

Use of Estimates

The preparation of financial statements in accordance with GAAP necessitates management to make estimates and assumptions that affect the amounts reported in the financial statements, accompanying notes and supplemental schedule. The Plan regularly evaluates its estimates and judgments based on historical experience and other relevant facts and circumstances. Actual results could differ from these estimates.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
Participant Distributions and Withdrawals
Participant distributions and withdrawals are recorded when paid.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See "Note 5. Fair Value of Financial Instruments" for further discussion and disclosures related to fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Investment gains and losses include those that are realized and unrealized.
3. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported on the statement of net assets available for benefits.
The 2019 novel coronavirus (or “COVID-19”) has adversely affected, and may continue to adversely affect economic activity globally, nationally and locally. Following the COVID-19 outbreak in January 2020, the values of investment securities have declined significantly. These economic and market conditions and other effects of the COVID-19 outbreak may continue to adversely affect the Plan. The extent of the adverse impact of the COVID-19 outbreak on the Plan’s participants’ account balances and the amounts reported in the 2019 statement of financial condition cannot be predicted at this time.
4. GATX Corporation Master Trust
The Plan's investments are held in the GATX Corporation Master Trust (Master Trust) which was established for the investment of assets of the Plan and one other Company sponsored retirement savings plan. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments and plan-specific expenses) that can be specifically identified and by allocating among both plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)
The following tables present the Master Trust balances and the Plan's interest in the Master Trust balances:

	December 31, 2019
	Master Trust Balances	Plan's Interest in Master Trust Balances

Mutual funds	$92,534,296	$10,663,344
GATX common stock fund	26,869,462	1,357,939
Collective trusts	92,757,576	4,616,380
Total investments at fair value	212,161,334	16,637,663
Plus:
Other receivables	220,923	10,712
Less:
Operating payables	(82,969)	(1,957)
Other liabilities	—	—
Net assets at end of year	$212,299,288	$16,646,418

	December 31, 2018
	Master Trust Balances	Plan's Interest in Master Trust Balances

Mutual funds	$75,278,397	$8,082,240
GATX common stock fund	24,680,796	1,228,984
Collective trusts	81,288,839	4,065,673
Total investments at fair value	181,248,032	13,376,897
Plus:
Other receivables	501	25
Less:
Operating payables	(57,004)	(1,598)
Other liabilities	(12,956)	(524)
Net assets at end of year	$181,178,573	$13,374,800

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

The following table presents the net appreciation in fair value of investments and investment income of the Master Trust:

	Years Ended December 31
	2019	2018

Net appreciation (depreciation) in fair value of investments	$36,197,181	$(8,499,682)
Interest and dividend income	2,693,206	3,826,578
Total investment (loss) income	$38,890,387	$(4,673,104)
5. Fair Value of Financial Instruments
As defined by GAAP, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified according to a three-level hierarchy based on management's judgment about the reliability of the inputs used in the fair value measurement. Level 1 inputs are quoted prices available in active markets for identical assets or liabilities. Level 2 inputs are observable, either directly or indirectly, and include quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 3 inputs are unobservable, meaning they are supported by little or no market activity.
The level in the fair value hierarchy within which a fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measure in its entirety.

The following tables set forth the fair value of the GATX Corporation Master Trust's assets:

	Assets at Fair Value as of December 31, 2019
	Total	Level 1	Level 2	Level 3
Mutual funds	$92,534,296	$92,534,296	$—	$—
GATX common stock fund	26,869,462	26,869,462	—	—
Collective trusts	92,757,576	92,757,576	—	—
Total assets at fair value	$212,161,334	$212,161,334	$—	$—

	Assets at Fair Value as of December 31, 2018
	Total	Level 1	Level 2	Level 3
Mutual funds	$75,278,397	$75,278,397	$—	$—
GATX common stock fund	24,680,796	24,680,796	—	—
Collective trusts measured at net asset value (1):
U.S. equities	57,243,329
International equities	3,004,907
Fixed income	1,241,993
Fixed income (Fidelity MIP II)	19,798,610
Total assets at fair value	$181,248,032	$99,959,193	$—	$—
______
(1)     In accordance with the relevant accounting standards, investments measured at fair value using the net asset values (NAV) per share (or its equivalent) practical expedient are not specifically recorded in any category of the fair value hierarchy.

GATX Corporation Hourly Employees Retirement Savings Plan
Notes to Financial Statements (continued)

The following is a description of the valuation techniques and inputs used as of December 31, 2019 and 2018:
Mutual funds: Valued at quoted market prices, which represent the NAV of shares held at year-end.
GATX common stock fund: Tracked on a unitized basis and consists of shares of GATX common stock and cash sufficient to meet the fund's daily cash needs. Unitizing the GATX common stock fund allows for daily trades into and out of the fund. The value of a unit reflects the combined quoted market price of GATX common stock, which is traded on an active exchange, and the cash investments, which are held in a money market fund and valued at quoted market prices, which represent the NAV's of shares held at year-end.
Collective trusts (excluding the Fidelity MIP II): Valued based on the closing NAV prices provided by the administrator of the funds. There are no unfunded commitments, restrictions on redemption frequency, or advance notice periods required for redemption for any of the collective trusts. The funds are designed to deliver safety and stability by preserving principal and accumulated earnings.
Fidelity Managed Income Portfolio II (Fidelity MIP II): Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one year redemption notice to liquidate its entire share in the fund. The Fidelity MIP II is valued at the NAV provided by the administrator of the fund. The fund is designed to deliver safety and stability by preserving principal and accumulated earnings.
6. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated August 24, 2017, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. Subsequent to this determination, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.
GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
7. Related Party and Party-in-Interest Transactions
The Plan holds units of collective trusts and shares of a money market fund, which are managed by Fidelity Management Trust Company, the trustee of the Plan. The Plan also invests in the common stock of the Company and provides participant loans. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

Supplemental Schedule

GATX Corporation Hourly Employees Retirement Savings Plan

EIN 36-1124040
Plan #004

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2019

Identity of Issuer/Description of Issue	Current Value
Participant loans (4.25% to 8.25% interest rates, various maturities)*	$1,357,915
_________________
(*) Party-in-interest to the Plan.

EXHIBIT INDEX

The following exhibit is filed as part of this annual report:

Exhibit

23.1    Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GATX CORPORATION HOURLY EMPLOYEES
RETIREMENT SAVINGS PLAN
(Name of the Plan)

/s/ Kim Nero
Kim Nero
Executive Vice President and Chief Human Resources Officer

June 21, 2023